

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Ted Fernandez
Chief Executive Officer and Chairman of the Board
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

> **Re: The Hackett Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 333-48123**

Dear Ted Fernandez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services